FOR IMMEDIATE RELEASE
SYMBOL: NASDAQ: CRYP; TSX: CRY

      CRYPTOLOGIC ADDS MULTI-PLAYER POKER TO FULLY-INTEGRATED GAMING SUITE
        CENTRAL POKER ROOM CONCEPT DRIVES CRITICAL MASS AROUND-THE-CLOCK
                          IN HIGH-GROWTH POKER MARKET

OCTOBER 31, 2002 (TORONTO, ON) - CryptoLogic Inc. today announced the expansion of its industry leading integrated suite of market-driven on-line gaming products with the launch, by wholly-owned subsidiary WagerLogic Ltd., of multi-player CryptoLogic Poker.

CryptoLogic Poker recreates the land-based poker room experience and brings it live to the Internet. Built around a central poker room concept where all licensee casinos feed in to a single poker site, CryptoLogic Poker allows licensees the opportunity to be part of a large poker community, ensuring that players can always find a game at their desired stakes level.

Customized to meet the specifications of each licensee's casino brand, CryptoLogic Poker enables players to play in their preferred currency, US dollars, Great Britain pounds sterling or euros, with the look-and-feel of their favourite trusted casino brand. As a fully-integrated e-gaming service provider, CryptoLogic is the first software developer to enable players to use a single ECash account over its entire suite of products, simplifying payment and withdrawals for the player and site management for the operator.

"By offering multi-currency play and ECash integration to allow players to play casino, bingo and poker games from a single ECash account, CryptoLogic has set the standard in the high-growth poker market," said Lewis Rose, Interim President and CEO. "The exceptional quality and international nature of our brand-name customers will generate player traffic for more hours throughout the day by taking advantage of prime playing times in countries around the globe."

CryptoLogic Poker incorporates extensive security and anti-collusion features, including sophisticated algorithms within the software to flag suspicious activity and poker experts monitoring hands to ensure fair play. In addition, a proprietary user-friendly log viewer allows players to track each hand they play.

CryptoLogic Poker offers Texas Hold'em and 7-Card Stud, with additional games including Omaha and Omaha Hi/Low coming soon. Tournament play and linked jackpot games will add player appeal and drive traffic through licensee sites. High quality graphics, a chat feature and WagerLogic's exceptional level of support and service round out the market's leading multi-player poker offering.

ABOUT CRYPTOLOGIC

Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The Company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to innovate and develop state-of-the-



                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5


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art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently
12.2 million common shares outstanding (13.0 million shares diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
 AT CRYPTOLOGIC, (416) 545-1455
 Sean Stokes, Director of Communications
 Jim Ryan, Chief Financial Officer

AT ARGYLE ROWLAND WORLDWIDE,  (416) 968-7311 (MEDIA ONLY)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Aline Nalbandian, ext. 226/ aline@argylerowland.com


CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.